SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 7, 2019.

City of Buenos Aires, March 7, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Merger by absorption of BAJO DEL TORO I S.R.L and BAJO DEL

TORO II S.R.L. by YPF S.A.

Dear Sirs,

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that regard, please be advised that the Board of Directors of YPF S.A. (“YPF”), at its meeting held on March 7, 2019, approved the merger by absorption of BAJO DEL TORO I S.R.L and BAJO DEL TORO II S.R.L. by YPF , upon which the merged entities will be dissolved without liquidation, and to conduct the necessary corporate procedures for such purposes, effective as of January 1, 2019.

On the same date, YPF, as the absorbing company, and BAJO DEL TORO I S.R.L. and BAJO DEL TORO II S.R.L., as the merged entities, entered into a Preliminary Merger Agreement, pursuant to which BAJO DEL TORO I S.R.L. and BAJO DEL TORO II S.R.L. will be merged with YPF, with retroactive effects as of January 1, 2019, on the basis of the individual annual financial statements of each of the companies as of December 31, 2018, which will be used as special merger balance sheets, and the special merger consolidated balance sheet as of the same date.

Since YPF directly owns 100% of the quotas issued by BAJO DEL TORO I S.R.L. and BAJO DEL TORO II S.R.L, YPF’s share capital will not be increased, no new YPF shares will be issued, and there will be no exchange ratio, as a result of the merger.

The aforementioned merger must be submitted for consideration and approval of each companies’ Extraordinary Shareholders Meeting and Extraordinary Members Meeting and is subject to the performance of the applicable legal procedures and the obtaining of the corresponding regulatory approvals.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 8, 2019	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer